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SEC Mail Processing Section

MAR 02 2021

Washington DC 413

SEC FILE NUMBER
8-68237

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Clayton Road
(No. and Street)

Concord	California	94520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Serina Cruz (773)809-9996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Court	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Hub International Investment Services Inc.

(A Wholly Owned Subsidiary of Hub International Limited)

Report Pursuant to Rule 17a-5(d)
Financial Statements

As of December 31, 2020

Available for Public Inspection

Hub International Investment Services Inc.

(A Wholly Owned Subsidiary of Hub International Limited)

Table of Contents

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Hub International Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hub International Investment Services, Inc. as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hub International Investment Services, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hub International Investment Services, Inc.'s management. Our responsibility is to express an opinion on Hub International Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hub International Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Hub International Investment Services, Inc.'s auditor since 2017.
Auburn Hills, Michigan
February 26, 2021

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2020
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	18,257,249
Accounts receivable		2,621,044
Intercompany receivable from Parent and Subsidiaries		344,498
Prepaid expenses		186,411
Right of use asset		304,542
Total current assets		21,713,744
GOODWILL		43,050,763
DEFERRED INCOME TAX ASSET		547,509
RIGHT OF USE ASSET		1,561,232
OTHER INTANGIBLE ASSETS, net		31,415,710
TOTAL ASSETS	$	98,288,958
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	8,870,305
Operating lease liability		304,542
Intercompany payable to Parent and Subsidiaries		1,387,369
Total current liabilities		10,562,216
OPERATING LEASE LIABILITY		1,622,307
CONTINGENT EARNOUT CONSIDERATION PAYABLE		3,816,985
TOTAL LIABILITIES		16,001,508
SHAREHOLDER'S EQUITY:		
Additional paid-in capital		72,629,496
Accumulated income		9,657,954
TOTAL SHAREHOLDER'S EQUITY		82,287,450
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	98,288,958

The accompanying notes are an integral part of this financial statement.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to third-party broker-dealers to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007 and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a global insurance brokerage company. The Parent owns many other companies collectively referred to as "Subsidiaries." The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3 promulgated pursuant to the Act, the Company conducts business solely as an accommodation Broker-Dealer and receives revenue as a result of commissions that are assigned to the Company by third party broker -dealers. The Company has engaged with third party broker-dealers that are responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Revenue recognition
Commissions and advisory fees are computed as a percentage of the commissions paid by referred clients to the Company and the third-party broker-dealers. Commissions are recognized on a trade-date basis as security transactions occur. Management has concluded the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be on the trade date as it is the point in time which a customer acquires the economic benefit of a security. Advisory fees are recognized over the life of the contract based on the market values of assets under management, determined quarterly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided by the advisory services.

The recording of revenue based on the trade date occurs once the Company is informed by either the investment broker or the third-party broker-dealer of the amount of commissions and fees earned. The Company is entitled to commission and fee revenue upon completion of the performance obligation, which generally occurs prior to the receipt of payment. Thus, at the end of each period, we must estimate the amount of revenue earned during the period for which no cash has been

collected from the investment broker. We base our estimate of earned, but not yet received, commission revenue at the end of a given period on historical data.

C. Accounts Receivable
Uncollected commissions and advisory fees from the third party broker dealers are recorded as accounts receivable on our Statement of Financial Condition. Accounts receivable are stated net of an allowance for uncollectible accounts. Due to the immaterial nature of the Company's uncollectible commissions and advisory fees, an allowance for uncollectible accounts is not deemed necessary.

D. Goodwill and Intangible assets, net
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date. As of December 31, 2020, goodwill was deemed to not be impaired.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. As of December 31, 2020, intangible assets were deemed to not be impaired.

E. Income taxes
The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2020, the Company performed its assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, the Company concluded its deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

F. Right of Use Asset

The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 842, Leases (ASC 842). The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 3: Business Acquisitions

During 2020, the Company acquired substantially all of the assets of certain books of business for consideration of cash. With these acquisitions, the Company has expanded its geographic footprint and investment products and services. Goodwill arising from these acquisitions is a result of expected synergies from combining operations and intangible assets that do not qualify for separate recognition, including the assembled workforce. To fund purchases of these businesses the Parent made capital contributions of $2,000,000 in 2020.

The purchase price allocation for our year ended December 31, 2020 acquisitions is summarized in the table below:

	Gus Bates	Leading Edge	Vitolo	Garnett	2020 Acquisitions
Consideration paid:					
Cash	$ 5,511,385	$ 580,777	$ 148,212	$ 1,015,726	$ 7,256,100
Partnership equity units	$ -	$ -	$ -	$ 89,613	$ 89,613
Contingent earnout consideration payable	$ 1,297,447	$ 98,681	$ 7,965	$ 140,413	$ 1,544,506
Total purchase price	$ 6,808,832	$ 679,458	$ 156,177	$ 1,245,752	$ 8,890,219
Allocation of purchase price:					
Intangible assets:					
Goodwill	$ 4,669,650	$ 384,429	$ 91,707	$ 738,762	$ 5,884,548
Customer relationships	$ 2,009,000	$ 256,287	$ 61,138	$ 492,508	$ 2,818,933
Trade names	$ 22,000	$ -	$ -	$ -	$ 22,000
Current assets	$ 108,182	$ 50,814	$ 3,872	$ 18,715	$ 181,583
Total assets acquired	$ 6,808,832	$ 691,530	$ 156,717	$ 1,249,985	$ 8,907,064
Current liabilities	$ -	$ 12,072	$ 540	$ 4,232	$ 16,844
Total liabilities acquired	$ -	$ 12,072	$ 540	$ 4,232	$ 16,844
Net fair value of assets acquired	$ 6,808,832	$ 679,458	$ 156,177	$ 1,245,753	$ 8,890,219

The fair value adjustments for the customer relationship and broker dealer network intangible assets were determined on an excess cash flow method. The fair value adjustments for the trade names were based on a relief from royalty method.

See Note 6, "Commitments and Contingencies" for a detailed discussion of contingent consideration arrangements and liabilities in connection with the acquired business.

In 2020, in accordance with ASC 805, certain adjustments were made to the estimated opening balance sheet accounts of 2019 acquisitions. As a result of these adjustments, customer lists and estimated contingent earnout consideration payable were decreased by $2,115,409 and $1,090,635. In addition, goodwill was increased by $761,798.

Note 4: Business Disposition

During 2020, the Company disposed of a book of business that generated $781,732 of revenue in 2019. In connection with this disposition, the Company received cash proceeds of $778,707, recognized a net gain of $623,026, and wrote off goodwill of $296,000. This disposition did not significantly affect the operations of the business.

Note 5: Intangible Assets

Goodwill

In connection with our acquisitions in 2020, we specifically identified Goodwill of $6,551,875. As of December 31, 2020, the goodwill balance is $43,050,763. We expect that approximately $26,504,866 of our total goodwill balance will be deductible for income tax purposes in future periods.

Other Intangible Assets

Changes in the carrying amount of goodwill for the year ended December 31, 2020 is as follows:

		Goodwill
Balance, December 31, 2019	$	36,700,417
Goodwill recorded in connection with acquisitions/dispositions		5,588,548
Other purchase price adjustments		761,798
Balance, December 31, 2020	$	43,050,763

In connection with certain of our acquisitions, we specifically identified customer relationship trade name intangible assets subject to amortization. Trade names are amortized on a straight-line basis over the applicable estimated useful life. The estimated useful life of the customer relationships and trade name assets recorded in connection with the acquisitions, ranges from 6 years to 15 years and 2 years to 4 years, respectively.

We specifically identified our Hub International trade name as an indefinite-lived trade name. As of December 31, 2020, the indefinite-lived trade name is $518,946. In connection with certain of our acquisitions, we specifically identified an indefinite-lived broker-dealer network intangible asset. As of December 31, 2020, the indefinite-lived broker dealer network is $247,000.

Note 6: Commitments and Contingencies

In connection with the business acquisitions, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2020, the Company has $6,014,213 of contingent consideration accrued on the Statement of Financial Condition, $3,816,985 is considered long term, $2,197,228 is short term and included in accounts payable and accrued liabilities.

Changes in the amount of contingent earnout consideration during the year ending December 31, 2020 are as follows:

		Contingent Earnout Liability
Balance, December 31, 2019	$	4,521,501
Business acquisitions		453,872
Payments of contingent earnout consideration		(1,342,952)
Changes in fair value of contingent earnout liability		2,381,792
Balance, December 31, 2020	$	6,014,213

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, an annual basis to reflect current market and operating conditions.

Note 7: Leases

We lease our office facilities. Lease terms vary from location to location and some have options to renew, rights of first refusal, or early termination rights. We are required to make additional payments under facility operating leases for taxes, insurance and other operating expenses incurred during the lease period. The Parent is a Guarantor on our leases. In addition, some of our locations are in space under leased by the Parent or Subsidiaries. The Company is allocated its proportionate share of the lease costs for shared locations.

Note 8: Income Taxes

The provision for income taxes consists of the following:

		For the Year ended December 31, 2020
Current provision:		
Federal	$	1,489,695
State and local		594,138
Total current provision		2,083,833
Deferred benefit:		
Federal		(567,930)
State and local		(165,113)
Total deferred benefit		(733,043)
Total provision for income taxes	$	1,350,790

The Company has determined that no reserve is required for uncertain tax positions.

The Company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2017, with the exception of the State of California, which has a four year statute.

Note 9: Related Party Transactions

The Parent and Subsidiaries administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with established service agreements.

Note 10: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2020, the net capital was $3,563,819, of which $2,621,437 was in excess of its required minimum net capital of $942,382. The ratio of aggregate indebtedness to net capital as of December 31, 2020 was 4 to 1.

Note 11: Subsequent Events

The subsequent events for the Company have been evaluated by management through February 26, 2021, the date financial statements were issued. It was determined that there were no subsequent events to recognize in the financial statements.